Exhibit 99.29

2014

Management Discussion & Analysis

For the three month period ended March 31, 2014

AMAYA

AMAYA

INTERACTIVE • LAND-BASED • LOTTERY

amayagaming.com

TABLE OF CONTENTS	Management’s Discussion and Analysis	1
	Overview	1
	Outlook	6
	Basis of Presentation	7

	Forward-looking Statements	8

	Selected Financial Information	9

	Financial Condition	9

	Summary of Quarterly Results	10

	Comparison of Results	10

	Comparison of the Three-month period ended March 31, 2014 and March 31, 2013	10

	Comparison of the Three-Month Period Ended March 31, 2014 and December 31, 2013	11

	Liquidity and Capital Resources	12

	Cash Flows by Activity	16

	Summary of Significant Accounting Policies	17

	Change in Accounting Policies	31

	Recent Accounting Pronouncements	32

	Off Balance Sheet Arrangements	33

	Cautionary Note Regarding Forward Looking Statements	37

	Further Information	37

Management’s Discussion and Analysis

The following discussion and analysis provides a review of the Corporation’s results of operations, financial condition and cash flows for the three month period ended March 31, 2014. This document should be read in conjunction with the information contained in the Corporation’s consolidated financial statements and related notes for the three month period ended March 31, 2014, which were prepared in accordance with International Financial Reporting Standards. The consolidated financial statements and additional information regarding the business of the Corporation are available at www.sedar.com

For reporting purposes, the Corporation prepares consolidated financial statements in Canadian dollars and in conformity with International Financial Reporting Standards. Unless otherwise indicated, all dollar (‘‘$’’) amounts in this Management Discussion and Analysis are expressed in Canadian dollars. References to ‘‘EUR’’ are to European Euros, references to “GBP” are to Pounds Sterling, references to ‘‘USD’’ are to U.S. dollars, references to “MXN” are to Mexican Peso and references to “SEK” are to Swedish Kronor.

This Management Discussion and Analysis (MD&A) is dated May 15, 2014, for the three month period ended March 31, 2014.

Overview

Founded in 2004, Amaya Gaming Group Inc. (“Amaya” or the “Corporation”) is engaged in the design, development, manufacturing, distribution, sale and service of technology-based gaming solutions for the regulated gaming industry worldwide. Amaya’s objective is to become a leading provider of technology-based gaming solutions while maintaining a steadfast commitment to the highest levels of integrity and responsibility.

Amaya provides products, services and systems to land-based and online gaming operators, government bodies and the hospitality industry. Amaya’s solutions are designed to provide end users with popular, engaging and cutting-edge content across multiple formats and through a secure technology environment, and thereby improve the profitability, productivity, security and brand of the operator.

The Corporation offers a true ecosystem of physical, virtual and mobile gaming solutions to capitalize on the convergence of physical and interactive gaming (e.g. casino and gov’t/lottery operators expanding into iGaming). The Corporation believes such convergence can help operators achieve a higher yield per customer by enabling them to acquire a customer through one medium (physical or interactive) and then leverage its existing brand, marketing and loyalty programs, and a common wallet to cross sell its other offerings.

Amaya has developed its portfolio of solutions through both internal development and strategic acquisitions. Throughout its history, Amaya has continually strived to improve its offering of solutions and services to address both the markets it serves as well as new domestic and international opportunities.

Products and Services

Amaya has one reportable segment, Diversified Gaming Solutions, which in the first quarter ended March 31, 2014 consisted primarily of the following categories of solutions and services: interactive gaming solutions, land-based gaming solutions, and lottery solutions.

Interactive Gaming Solutions

Amaya’s interactive gaming solutions include:

i.	An online casino solution including Amaya’s Casino Gaming System (“CGS”), a remote gaming server that provides gaming operators access to Amaya’s library of hundreds of online casino games from Amaya and multiple best-of-breed third party content developers, available through a seamless integration of Amaya’s CGS with the operator’s software platform. Amaya’s games offering includes online and mobile slot, video poker and table games including branded content and top games from several other leading games suppliers in the industry, available to operators through a single integration of the CGS to their platform. Amaya’s CGS also includes a powerful back office solution including reporting functionality, configuration capability, and bonus offering provision capability, as well as customer service and risk support. Amaya’s interactive gaming offering was expanded by its acquisitions of online casino pioneers Chartwell Technology Inc. (“Chartwell”), a leading developer and provider of an online casino gaming platform and online casino gaming titles, in July, 2011; and, CryptoLogic Ltd. (“CryptoLogic”), a developer and provider of an extensive library of online casino games as well as online casino software and services, in April, 2012.

ii.	Related services including technology, customer service and risk support, as well as promotional and marketing services for affiliate management, product and games operation and management, website development, player retention, search engine optimization, business intelligence/analytics, and customer relationship management.

iii.	Amaya’s Ongame poker software and network solutions. Amaya acquired this poker platform through its acquisition of Ongame Networks Ltd. (“Ongame”) in November, 2012. Ongame offers a complete business-to-business online poker solution for gaming operators that allows them to offer poker under their own brand and through their own custom designed web portals while participating in a poker network of players from Ongame’s gaming operator licensees.

iv.	The Amaya Game Office player management software platform (“AGO”), which was launched in 2013 following Amaya’s integration of Ongame. The AGO platform provides gaming operators with support for multiple custom-built web portals/brands on all devices with the ability to offer all interactive gaming verticals including online casino, poker, sportsbook (betting) and bingo. It allows for the seamless integration of content for these verticals from Amaya and third-party providers. It also incorporates best of breed third party customer relationship management, business intelligence, and marketing tools which are tightly integrated to provide marketers with the ability to run seamless end-to-end automated campaigns and promotions. All customer and game data are available through a central repository data warehouse. Related services include end-user technical support, software maintenance and hosting services, software security and backup services, payment and anti-fraud services.

v.	Amaya’s all-in-one Mosino hospitality platform, targeting hospitality industry participants as well as gaming operators. Depending on the environment, the Mosino software platform can provide: digital concierge services that manage all guest requests/communication on a single platform as well as revenue producing services such as Internet/Wi-Fi access for all guest devices anywhere on the resort, video-on-demand service with continuously updated content, and online casino including peer-to-peer or house-banked games, through networked or stand-alone play. All aspects of Mosino can be managed from a single system, with management, reporting and attendant portals that can be used by the customer’s employees, with systems updates, maintenance, training and support available to the operator. Mosino acts as a private cloud in the operator’s facility. Any web enabled device, including TVs, laptops, tablets and mobile phones, can interact with the entire Mosino system, with no app download required.

Land-based Gaming Solutions

Amaya’s land-based gaming solutions consist primarily of games and game systems, and related services and support, for the Mexican gaming market and Class II and Class III gaming markets in the United States of America (“U.S.”), including Tribal casinos, commercial casinos, charitable gaming establishments/bingo halls, the video lottery terminal (VLT) market and racetracks. They include:

i.	Through its subsidiary Cadillac Jack Inc. (“Cadillac Jack”), acquired in November, 2012, Amaya designs, manufactures and markets a dynamic portfolio of electronic games and systems for the regulated global gaming industry, offering a variety of high performing, feature-rich products designed for premium player experiences, with a variety of game themes, bonus options and math models; progressive product lines including wide area, local area and multi-level progressives which offer players rewarding jackpots across a variety of cabinet styles and games; and slot management services and systems, including tools to monitor and balance the mix of gaming machines on a casino floor. It develops content and technologies specific to the needs of each of the markets it serves, notably the Class II and Class III Tribal and Commercial gaming markets in the U.S. and the Mexican gaming market. Cadillac Jack’s gaming machines feature proprietary games from a library of more than 100 game titles, with new titles developed on a continuous basis, that are available in multiple cabinet configurations.

ii.	Through its subsidiary Diamond Game Enterprises (“Diamond Game”), acquired subsequent to year end in February, 2014, Amaya develops products for the VLT, Class II bingo, and Class III commercial casino and racetrack markets. Diamond Game’s library of over 60 games contains entertaining features such as the patented WINometer, multi-denomination progressives, random bonusing, and popular licensed music, with games available in multiple cabinet configurations.

Lottery Solutions

Amaya’s Lottery Solutions are designed to permit gaming jurisdictions to exploit additional sources of revenue. They consist primarily of the following:

i.	Instant Ticket Vending Machines

Diamond Game’s primary lottery product is the LT-3 instant ticket vending machine (ITVM). The LT-3 is an electronic ticket dispenser that dispenses pre-printed instant scratch or break open/pull-tab tickets on each play but also with video animation of the game result to enhance entertainment and bring excitement to the player experience. Diamond Game’s full library of game themes is available for all LT-3 cabinet types, and the game result can be displayed using various video animation options including pull tab display, scratch display, popping symbols or spinning reels. The LT-3 is designed for ‘stay and play’ use, creating longer play sessions and higher sales volumes, to assist lotteries with expanding their existing retailer base into less traditional venues, such as bars, taverns, bingo halls, veteran’s halls, and social clubs. Through Diamond Game, Amaya holds multiple patents related to the unique devices. The ITVMs can be linked across locations to a robust central system that provides accounting records. Through Diamond Game, Amaya can provide a turnkey solution including the machines, tickets, central system, and service.

ii.	Mobile Lottery

Amaya’s mobile based lottery solution is a software platform that operates lotteries via mobile and cellular devices, allowing participants to play popular lottery games using mobile and cellular technology. Mobile technology simplifies deployment and reduces logistical costs for the lottery/gaming operator as it doesn’t require a network of ticket distributors and retail outlets, while ensuring higher levels of assurance over customer identification, thereby promoting lottery integrity.

Acquisitions

The Corporation announced in early 2011 that in order to further strengthen its market position and facilitate its anticipated growth, it intended to selectively assess acquisition opportunities based on the target company’s jurisdictional status, the degree of synergy between the target company’s technologies and Amaya’s core technologies, and the extent to which the target company had a customer base that was complementary to Amaya’s. Since that time, Amaya has completed multiple strategic acquisitions that have significantly expanded its diversified gaming solutions, delivering channel capability and expanded market reach. The increased scope and scale of Amaya’s gaming solutions subsequent to the acquisitions have also resulted in the Corporation shifting its focus from emerging markets to significantly larger markets, notably the U.S. and Europe, where its acquired companies have established operations and customer relationships.

On July 14, 2011, Amaya completed the acquisition of all of the outstanding shares of Chartwell. Since November of 1999, Chartwell had been focused primarily on the development, marketing and licensing of its gaming software and was certified or licensed to offer a range of services in all of the leading regulated online gaming markets. Chartwell was a leading provider of games, gaming systems and gaming platform for the regulated online casino gaming industry. Its games library included more than 100 proprietary and third-party licensed online casino titles including branded content, slots, table games and a live dealer product, which it licensed to online casino operators along with its Chartwell Games Platform, which included rapid games deployment architecture and a powerful back office solution.

On April 3, 2012, Amaya announced that following its acquisition of 80.79% of the issued share capital of CryptoLogic, it took control of the board of CryptoLogic. It subsequently completed the purchase of the remaining outstanding share capital of CryptoLogic. A pioneer in online casino, CryptoLogic was founded in 1995 and was a leading developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic had one of the most comprehensive casino suites on the Internet, with award-winning games featuring branded content including some of the world’s most famous action and entertainment characters. CryptoLogic provided software licensing, e-cash management and customer support services for its Internet gambling software to an international client base including many top Internet gaming brands.

On November 1, 2012, Amaya announced that it had completed the purchase of Ongame from bwin.party digital entertainment plc. Ongame is a provider of poker software and network solutions.

On November 5, 2012, Amaya announced that it had completed the purchase of Cadillac Jack, an acquisition previously announced on September 25, 2012.

On February 14, 2014, Amaya announced that it had closed its acquisition of Diamond Game, a private and arms-length company.

First quarter and Subsequent Highlights

On May 15, 2014, Amaya’s wholly-owned subsidiary Cadillac Jack, Inc. (“Cadillac Jack”) obtained credit facilities from FS Investment Corporation and FS Investment Corporation II for the purpose of financing working capital expenses and general corporate purposes of the Amaya group . These lending entities are advised by FB Income Advisor, LLC and FSIC II Advisor, LLC, respectively, and sub-advised by an affiliate of GSO Capital Partners LP, Blackstone’s credit business. The credit facilities provide for (1) an incremental US$80 million term loan to Cadillac Jack’s existing US$160 million senior term loan, with the new aggregate principal amount of US$240 million bearing interest at a per annum rate equal to LIBOR plus 8.50% with a 1% LIBOR floor (the “Senior Facility”); and (2) mezzanine debt in the form of a subordinated term loan in the aggregate principal amount of US$100 million, bearing interest at a per annum rate equal to 13%; provided, at the option of Cadillac Jack, interest accruing at a per annum rate of 7% may instead be paid in-kind in lieu of cash (the “Mezzanine Facility”, and collectively with the Senior Facility, the “New Facilities”). The Senior Facility will mature over a 5-year term and the Mezzanine Facility will mature over a 6-year term from the closing date. The Senior Facility is secured by the assets of Cadillac Jack and its subsidiaries. The Mezzanine Facility is unsecured. Amaya has provided an unsecured guarantee of the obligations under the New Facilities of Cadillac Jack in favour of the lenders. The New Facilities contain customary covenants, including, without limitation, maintenance and incurrence covenants based on certain agreed-upon leverage and coverage ratios. Amaya has agreed to grant the lenders, in relation to the Mezzanine Facility, with 4 million common share purchase warrants, entitling the holders thereof to acquire one common share of Amaya at a price per common share equal to CAD $15 at any time up to a period ending 10 years after the closing date. The grant of the share purchase warrants is subject to the final approval of the Toronto Stock Exchange

On February 11, 2014, Amaya announced that pursuant to a share purchase agreement dated November 27, 2013, one of its subsidiaries had completed the previously announced sale to Goldstar Acquisitionco Inc. (“Goldstar”)of all of the issued and outstanding shares of WagerLogic Malta Holdings Ltd. (“WagerLogic”) for $70 million (the “Purchase Price”), less a closing working capital adjustment of $7.5 million, satisfied through cash consideration of $52.5 million and a vendor take-back in the form of a promissory note of $10 million, bearing interest at 6.0% per annum payable semi-annually in arrears starting in the second year following the closing date and due on the fourth anniversary of the closing date (the “WagerLogic Sale”). The Purchase Price is subject to customary post-closing adjustments. WagerLogic, through a subsidiary, is an online casino operator through its “Inter” brand consisting of InterCasino™, InterPoker™ and InterBingo™, amongst other online names (the “InterCasino Business”). The InterCasino business was acquired by Amaya through its acquisition of CryptoLogic. Subsidiaries of Amaya (the “Service Providers”) will continue to supply WagerLogic with software, services and content to power the InterCasino Business pursuant to services agreements. The Share Purchase Agreement provides for a bonus payment of USD $10 million if CryptoLogic Operations Limited (“CryptoLogic Operations”), the wholly-owned operating subsidiary of WagerLogic, achieves a net revenue target of USD $30 million during the second year following closing (payable in 12 monthly instalments during the third year following closing), and a bonus payment of USD $10 million if CryptoLogic Operations achieves a net revenue target of USD $40 million during the third year following closing (payable in 12 monthly instalments during the fourth year following closing). Amaya and its Service Providers have entered into a revenue guarantee agreement ( the “WagerLogic Revenue Guarantee”), under which they jointly and severally guarantee the financial obligations of the Service Providers under the service agreements, including an obligation to pay CryptoLogic Operations, during the next two years, an amount equal to the shortfall between CryptoLogic Operation’s quarterly net revenue and a pre-established quarterly net revenue target of USD $4.75 million. On March 7, 2014, Amaya announced that it had acquired in aggregate beneficial ownership and control of 1.9 million common shares of WagerLogic’s parent company The Intertain Group Ltd. (TSX: IT) (“Intertain”) (the outstanding securities of Goldstar were exchanged for securities of Intertain in February, 2014) representing 13.97% of the issued and outstanding Intertain common shares. Amaya also owns $3.85 million aggregate principal amount of 5.0% unsecured subordinate convertible debentures of Intertain maturing on December 31, 2018 (TSX: IT.DB), which are convertible at the option of the holder into common shares of Intertain at a price of $6.00 per common share, as well as 353,000 Intertain common share purchase warrants, with each whole warrant being exercisable by the holder for one Intertain common share at an exercise price of $5.00 per share until December 31, 2015. The securities were acquired for investment purposes. Amaya has no current plan or proposal, which relates to, or would result in, acquiring additional ownership or control over the securities of Intertain.

On February 14, 2014, Amaya announced that it had closed its previously announced acquisition of 100% of the issued and outstanding securities (the “Transaction”) of the private, arms-length company Diamond Game, a designer and manufacturer of gaming related products for the global casino gaming and lottery industries (the “Diamond Game Acquisition”). The purchase price was USD$25 million, subject to customary post-closing purchase price adjustments, to acquire 100% of the equity of Diamond Game and retire its debt. Amaya paid USD$18 million on closing of the Transaction from cash on hand with a USD$7 million holdback for certain contingent liabilities and other items. Diamond Game recorded revenues and net loss of approximately USD$16.92 million (2012 – USD$ 13.91 million) and USD$2.02 million (2012 – USD$ 3.55 million) respectively in the fiscal year ended December 31, 2013, and USD$3.31 million in net cash (2012 – USD$ (0.41) million) provided by operating activities. If the acquisition had occurred on January 1, 2014, Diamond Game would have contributed USD$4.97 million and USD$0.35 million to consolidated revenues and net income respectively. Since the date of acquisition, Diamond Game has contributed USD$2.54 million and USD$0.29 million to consolidated revenues and net income respectively.

On February 19, 2014, Amaya announced that its subsidiary Diamond Game Enterprises (“Diamond Game”) had been awarded a 5-year contract with the Maryland Lottery and Gaming Control Agency (the “Lottery”), with the Lottery holding a five year renewal option, to provide Veterans’ Organizations (VOs) in the state with Instant Ticket Lottery Machines (ITLM) and related services. The Contract allows for the placement of up to five ITLMs at each qualified VO meeting hall in Maryland. The Lottery estimates there are currently 150 qualified organizations that may apply for the ITLMs. Diamond Game anticipates deployment of ITLMs to commence by the end of 2014 throughout the state. Under the Contract, Diamond Game will receive a firm-fixed percentage of the ITLM proceeds. The Contract amount is estimated by the Lottery at up to USD$57 million over the original five year term and an additional amount of up to USD$60 million for the renewal option based upon its projected number of ITLMs placed at VO meeting halls and the projected win for those ITLMs.

On April 1, 2014, Amaya announced that one of its subsidiaries has entered into a licensing agreement with Fertitta Acquisitions Co, LLC, d/b/a Ultimate Gaming (“Ultimate Gaming”), a majority-owned subsidiary of Station Casinos LLC, to provide online casino gaming content to Ultimate Gaming in New Jersey, subject to all applicable jurisdictional licensing requirements and regulatory approvals. Under the Agreement, the online gaming website ucasino.com, operated by Ultimate Gaming for its licensed gaming partner Trump Taj Mahal Associates, LLC, in New Jersey, will offer a wide selection of Amaya’s proprietary games that are available on its Casino Gaming System (“CGS”) platform. The Agreement allows for the potential integration of other gaming websites operated by Ultimate Gaming to CGS in the future.

On April 16, 2014, Amaya announced that its subsidiary Cadillac Jack has entered into multiple agreements to ship approximately 1,100 gaming machines to existing and new customers in the United States, with installation of the machines anticipated to occur in the second quarter of 2014. The shipments are primarily comprised of outright sales of gaming machines, but also include the upgrading of some existing revenue share generating gaming machines. The majority of units shipped will be Class II machines, but will also include some sales of Class III machines to customers based in Oklahoma and California. Amaya also announced that Cadillac Jack had received a license to provide its land-based solutions to Class III gaming operations in Wisconsin.

On May 2, 2014, Amaya announced that its subsidiary Cadillac Jack had received approval from New Jersey’s Division of Gaming Enforcement to utilize its Genesis DV1 slot machine platform and associated hardware and software, including top performing game titles Fire Wolf, Siberian Siren, and Legend of White Buffalo, in the state. Cadillac Jack has applied to the DGE for transactional waivers to begin supplying machines to Atlantic City casinos. Subject to receiving the transactional waivers, Cadillac Jack anticipates initial deployment of its gaming machines will begin immediately, with multiple Atlantic City casinos engaged to trial them.

Outlook

Amaya’s corporate strategy consists of extending its market footprint by facilitating the delivery of gaming content across physical and interactive media. Amaya’s strategy is reinforced by its existing portfolio of developed and acquired technologies. Amaya continues to focus on the creation of long-term shareholder value and further develop its core strength as a gaming technology provider.

Amaya markets its solutions to gaming operators licensed in regulated gaming jurisdictions, as well as governments and hospitality industry operators. The Corporation’s most significant markets are presently in North America, Europe and Latin America & the Caribbean. Amaya aims to increase its penetration within these markets.

Amaya intends to target expansion of its interactive gaming solutions, including into newly regulated markets, notably in the U.S. The U.S. Department of Justice recently issued an opinion on its stance on online gaming, to the effect that only sports betting is subject to the Federal Wire Act of 1961 and all other forms of online gambling is permitted. As a result, three states, New Jersey, Delaware and Nevada, have subsequently regulated online gaming. Amaya’s acquisitions, and subsequent integration and product development efforts, have provided it with the scope and scale to participate in the nascent real money online gaming market in the U.S. Amaya received transactional waivers from the New Jersey Division of Gaming Enforcement in 2013 to supply technology for real money online gaming websites operated by licensed permit holders in New Jersey. In late November 2013, real money online gaming went live in New Jersey, the third and thus far largest U.S. state to have approved it, following Nevada and Delaware. Amaya has thus far announced agreements to supply five of the seven current permit holders licensed to operate real money online gaming websites within the state of New Jersey. The Corporation intends to offer its interactive gaming solutions to other online gaming operators, and will look to do so in other states as well as a regulatory framework is implemented in them.

Specific to land-based solutions, Amaya, notably through its subsidiary Cadillac Jack, has a strong position in the provision of gaming machines to the Class II Tribal and Mexican gaming markets. It is also expanding its presence in the much larger Class III tribal and commercial gaming markets. To do so, it is actively seeking to obtain new Class III and commercial gaming licenses in the U.S. and other regulated gaming markets to expand the addressable market to whom it can provide its gaming solutions. It focuses on marketing its solutions to licensed gaming operators that are expanding or opening new operations, seeking to upgrade their existing solutions and business intelligence, or aiming to reduce reliance on their existing suppliers of gaming machines.

Finally, with the acquisition of Diamond Game completed, Amaya intends to market its lottery solutions to governments and lottery operators looking to generate new sources of revenue by modernizing traditional lottery products with enhanced entertainment and delivery systems. Currently, Amaya’s lottery solutions, notably its ITVMs, are placed in four North American jurisdictions through the relevant lottery authority. Amaya intends to market its lottery solutions to lottery operators in other jurisdictions.

Data compiled by gambling industry consultants H2 Gambling Capital, released as at February 27, 2014, projects total global gambling market gross win to increase to approximately €392 billion (10.5% from interactive gaming) in 2018 from an estimated €316 billion in 2013 (8.2% from interactive gaming), with gambling divided into the product verticals of Betting, Casino, Lotteries, Gaming Machines and Bingo/Other Gaming and Interactive Gaming divided into the product verticals of Betting, Casino, Poker, State Lotteries, Bingo, and Skill/Other Gaming/Commercial Lotteries. Management believes that Amaya is well positioned to grow by leveraging its cutting-edge technology, its regulatory status and potentially through strategic acquisitions to gain market share within the industry.

Basis of Presentation

The following information and comments are intended to provide a review and analysis of the Corporation’s operational results and financial position for the three month period ended March 31, 2014, as compared to the corresponding period ended on March 31, 2013. This MD&A should be read in conjunction with the consolidated financial statements and related notes for the three month period ended March 31, 2014. Such consolidated financial statements, and the respective notes thereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise indicated, the information contained herein is stated as of March 31, 2014.

Forward-looking Statements

This MD&A may contain statements that are forward-looking in nature. These forward-looking statements may involve, but are not limited to, comments with respect to the Corporation’s business or financial objectives, its strategies or future actions, its targets, expectations for financial condition or outlook on operations. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements as a result of various factors, including commercialization, economic dependence, certification and product approvals, regulatory environment, product defects, strategic alliances, capital requirements, intellectual property protection, litigation, as more fully described in the business risk and uncertainties section hereinafter. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Corporation. Although Management believes that the expectations reflected in the forward-looking statements are reasonable based on information currently available, it cannot assure that the expectations will prove to have been correct. Accordingly, one should not place undue reliance on forward-looking statements.

Selected Financial Information

	For the three month period ended	For the Year ended
	March 31, 2014 $	December 31, 2013 $
Total Revenue	41,202,223	154,529,443
Net Income (Loss)	39,643,610	(29,172,857)
Basic Earnings (Loss) Per Share	0.42	(0.33)
Diluted Earnings (Loss) Per Share	0.38	(0.33)
Total Assets	519,062,710	440,831,004
Total Long Term Financial Liabilities	220,245,195	200,947,508
Cash Dividends Declared Per Share	—	—

Financial Condition

The Corporation’s asset base increase was driven by the proceeds of the WagerLogic Sale and the Diamond Game Acquisition. The Corporation’s increase in liabilities was driven by a provision related to the WagerLogic Revenue Guarantee and the holdback related to the Diamond Game Acquisition.

Based on the Corporation’s current revenue expectations, the funds available from the Corporation’s private placement of debt and shares, the funds available from refinancing of its senior secured term loan, and the funds available from the WagerLogic Sale, Management believes the Corporation will have the cash resources to satisfy current working capital needs for at least the next 12 months.

	For the three month period ended March 31,
	2014 $	2013 $
Revenues by Geographic Area
North America	18,168,235	15,728,922
Europe	9,757,986	14,403,118
Latin America & Caribbean	13,276,002	7,921,207

The revenue increase in Latin America & Caribbean for the three month period ended March 31, 2014 relative to the three month period ended March 31, 2013 is primarily attributable to increased sales of gaming machines.

The revenue increase in North America for the three month period ended March 31, 2014 relative to the three month period ended March 31, 2013 is primarily attributable to growth in Cadillac Jack revenues and the consolidation of Diamond Game revenues, offset by software licensing revenue related to SHFL agreement earned during the three month period ended March 31, 2013.

The revenue decrease in Europe for the three month period ended March 31, 2014 relative to the three month period ended March 31, 2013 is primarily attributable to the decrease in hosted casino revenue driven by the WagerLogic Sale and a decrease in software licensing revenue generated by Ongame.

Summary of Quarterly Results

For the three months ended	30-Jun-12 $	30-Sep-12 $	31-Dec-12 $	31-Mar-13 $	30-Jun-13 $	30-Sep-13 $	31-Dec-13 $	31-Mar-14 $
Revenue	14,539,519	18,317,140	37,194,312	38,053,247	37,254,390	40,213,213	39,008,593	41,202,223
Net income (loss)	(2,724,440)	881,451	(711,309)	(7,440,841)	(11,441,570)	(3,466,018)	(6,824,429)	39,643,610
Basic earnings (loss) per Common share	(0.05)	0.01	(0.01)	(0.09)	(0.13)	(0.04)	(0.07)	0.42
Diluted earnings (loss) per Common share	(0.05)	0.01	(0.01)	(0.09)	(0.13)	(0.04)	(0.07)	0.38

Comparison of Results

Comparison of the Three-month period ended March 31, 2014 and March 31, 2013

REVENUE

Revenue for the three month period ended March 31, 2014, was $41.20 million compared to $38.05 million for the three month period ended March 31, 2013, representing an increase of 8%. This is primarily attributable to an increase in gaming machines sold outright and under finance lease. The revenue for the three month period ended March 31, 2014, was generated from financing income, financing leases, participation leases, outright sales, hosted casino, and software licensing of the Corporation’s solutions in the amounts of $0.17 million, $1.23 million, $23.72 million, $5.24 million, $1.21 million, and $9.64 million respectively (Q1 2013 – $0.07 million, $0.15 million, $19.75 million, $0.64 million, $3.92 million, $13.52 million).

COST OF PRODUCTS

Cost of products relates to the cost of products that are sold outright or under finance leases; such products are typically physical gaming products such as slot machines. Cost of products increased from $0.12 million in the three month period ended March 31, 2013, to $1.97 million in the three month period ended March 31, 2014. The increase reflects the increase in sales of gaming machines.

SELLING

Sales and marketing expenses increased from $3.70 million for the three month period ended March 31, 2013, to $4.15 million for the three month period ended March 31, 2014, representing an increase of 12%. The increase was driven by increased trade show expenditures, shipments of gaming machines and increased royalty payments to third party brand and game developers during the three month period ended March 31, 2014.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased from $34.40 million for the three month period ended March 31, 2013, to $38.76 million for the three month period ended March 31, 2014, representing an increase of 13%. The increase was driven by (i) a growing employee base due to the Diamond Game acquisition; (ii) increased amortization of intangibles, property and equipment, and deferred development costs; (iii) increased repairs and maintenance expenses associated with Diamond Game’s install base; (iv) increased stock-based compensation; partially offset by the following: (v) lower employment agreement termination expenses in Q1 2014; and, (vi) higher consulting expenses in Q1 2013, in connection with developing the AGO platform.

FINANCIAL

Financial expenses decreased from $6.21 million for the three month period ended March 31, 2013, to $1.06 million for the three month period ended March 31, 2014. The decrease is primarily attributable to (i) a strengthening of the EURO and USD versus the CAD; (ii) interest accretion on convertible debentures in connection with the offer to buy all of the outstanding shares of Cryptologic during the three month period ended March 31, 2013.

ACQUISITION RELATED EXPENSES

Acquisition related expenses increased from $0.31 million for the three month period ended March 31, 2013, to $3.65 million for the three month period ended March 31, 2014. The increase is driven by professional fees incurred in connection with the acquisition of Diamond Game during the three month period ended March 31, 2014.

CURRENT AND DEFERRED INCOME TAX

Current income taxes increased from $0.69 million for the three month period ended March 31, 2013, to $4.10 million for the three month period ended March 31, 2014. The increase is primarily attributable to the Corporation being taxable in a number of tax jurisdictions in which it operates.

For the three month period ended March 31, 2014, the Corporation recognized deferred income tax recovery driven primarily by differences between accounting and tax treatment of purchase price allocated intangibles.

Comparison of the Three-Month Period Ended March 31, 2014 and December 31, 2013

REVENUE

Revenue for the three month period ended March 31, 2014, was $41.20 million compared to $39.01 million for the three month period ended December 31, 2013, representing an increase of 6%. This revenue increase was driven by consolidating Diamond Game participation arrangement revenue and higher Cadillac Jack participation lease revenue partially offset by decrease in software licensing revenue by Ongame.

COST OF PRODUCTS

Cost of products relates to the cost of products that are sold outright or under finance leases; such products are typically physical gaming products such as slot machines. Cost of products decreased from $2.61 million in the three month period ended December 31, 2013, to $1.97 million in the three month period ended March 31, 2014. The decrease reflects the sales, both outright and under finance lease, of slot machines in Q1 2014, which have a lower cost of products than new gaming machines, which were what comprised sales in Q4 2013.

SELLING

Sales and marketing expenses increased from $3.12 million for the three month period ended December 31, 2013, to $4.15 million for the three month period ended March 31, 2014. The increase was driven by trade show expenditures and higher royalty payments to third party brand and game developers during the three month period ended March 31, 2014.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased from $33.37 million for the three month period ended December 31, 2013, to $38.76 million for the three month period ended March 31, 2014. The increase was driven by (i) a growing employee base due to the Diamond Game acquisition; (ii increased employment agreement termination expenses incurred during the three month period ended March 31, 2014; (iii) increased repairs and maintenance expenses associated with Diamond Game’s install base; and (iv) increased amortization of property and equipment.

FINANCIAL

Financial expenses decreased from $6.04 million for the three month period ended December 31, 2013, to $1.06 million for the three month period ended March 31, 2014. The decrease is primarily attributable to a strengthening of the EURO and USD versus the CAD.

ACQUISITION RELATED EXPENSES

Acquisition related expenses increased from $0.15 million for the three month period ended December 31, 2013, to $3.65 million for the three month period ended March 31, 2014. The increase is driven by professional fees incurred in connection with the acquisition of Diamond Game during the three month period ended March 31, 2014.

CURRENT AND DEFERRED INCOME TAX

Current income taxes increased from $(1.10) million for the three month period ended December 31, 2013, to $4.10 million for the three month period ended March 31, 2014. The increase is primarily attributable to the Corporation being taxable in a number of tax jurisdictions in which it operates.

For the three month period ended March 31, 2014, the Corporation recognized deferred income tax recovery driven primarily by differences between accounting and tax treatment of purchase price allocated intangibles.

Liquidity and Capital Resources

Based on the Corporation’s current revenue expectations, the funds available from the Corporation’s private placement of debt and shares, the funds available from refinancing of its senior secured term loan, Management believes the Corporation will have the cash resources to satisfy current working capital needs for at least the next 12 months.

Moreover, Management is of the opinion that investing is a key element necessary for the continued growth of the Corporation’s clientele and the future development of new and innovative products and solutions. The state of capital markets may influence the Corporation’s ability to secure the capital resources required to fund future projects.

The Corporation has entered into financing lease agreements involving extended payment terms. The terms of these financing lease agreements permit the customer to make recurring, fixed monthly payments over the lease term. The Corporation believes these agreements will not impair its ability to meet its short-term liabilities.

The Corporation is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s bank and other lenders. The Corporation’s policy is to ensure adequate funding is available from operations, established lending facilities and other sources as required.

	On Demand $	Less Than 1 year $	1-3 years $	4-5 years $	More Than 5 years $
March 31, 2014
Accounts payable and accrued liabilities	34,346,744	—	210,944	140,629	244,537
Provisions	13,089,579	—	1,025,834	—	257,244
Customer deposits†	5,107,991	—	—	—	—
Income taxes payable	1,409,989	—	—	—	—
Holdback of purchase price	—	—	7,738,500	—	—
Equipment financing*	—	1,337,685	618,312	—	—
Long-term debt*	—	18,730,329	63,919,185	181,981,711	—
Commitments under lease agreements for premises, hardware support contracts, and purchase obligations	—	11,075,000	7,922,000	2,069,000	113,000

Total	53,954,303	31,143,014	81,434,775	184,191,340	614,781

†	Obligations assumed in connection with the acquisition of Ongame. These have been substantially settled, thus resulting in a reduced balance since acquisition. Additionally, since acquisition, the vast majority of funds have been managed directly by Ongame licensees through their own mobile payment solutions
*	Includes capital and interest

CREDIT FACILITY

The Corporation’s credit facility includes a revolving demand credit facility of $3 million. The revolving demand credit facility can be used for general working capital purposes. The facility bears interest at the bank’s prime rate plus between 1.25% and 2% depending on the Corporation’s fixed charge coverage ratio. To secure the full repayment of advances (March 31, 2014 - $nil), the Corporation has provided the Bank a first ranking security interest over all of the movable/personal property of the Corporation.

As at March 31, 2014, the outstanding amount of the revolving demand credit facility is $nil (December 31, 2013- $nil).

Under the terms of the credit facility arrangement with the Bank, the Corporation is required amongst other conditions, to maintain at all times certain ratios and a minimum level of net worth. As at March 31, 2014 and December 31, 2013, the Corporation was not in breach of the terms of the credit facility agreement.

The Corporation has a term loan facility of $12 million provided by Export Development Canada to fund qualified expenditures.

As at March 31, 2014, the outstanding amount of the credit facility is $nil (December 31, 2013- $nil).

LONG-TERM DEBT

The following is a summary of long-term debt outstanding at March 31, 2014 and December 31, 2013:

	March 31, 2014 $	December 31, 2013 $
Current maturity	2,185,463	2,387,557
Long-term debt	199,358,181	192,798,839

	201,543,644	195,186,396

(a)	Subordinated Debt

On April 29, 2010 the Corporation entered into a subordinated debt agreement in the amount of $3 million which is disbursable in two tranches of $1.5 million each, closing no later than April 30, 2010 and 12 months after the first drawing respectively, pursuant to the conditions of the related loan agreement. On April 30, 2010, the first tranche amounting to $1.5 million was disbursed. The Corporation did not draw on the second $1.5 million tranche and has waived its rights to draw on the second tranche. The subordinated debt is repayable in equal monthly instalments over a five-year period. The loan bears interest at the annual rate of 14% plus an additional interest representing 1% of yearly gross sales of the Corporation for the first $25 million of sales and an additional 0.20% for sales over $25 million. In the event that only the first drawing is disbursed by the lender, the calculation of the additional interest shall be adjusted to 0.5% of the first $25 million of the Corporation’s gross sales for a given year, and to 0.1% of the Corporation’s gross sales exceeding $25 million for a given year. Any amount, principal or interest, which is not paid when due will bear interest at the annual rate of 25% until it is paid in full.

Under the terms of the subordinated debt agreement with the lender, the Corporation is required, amongst other conditions, to maintain at all times certain ratios. As at March 31, 2014, the Corporation was not in breach of the terms of the subordinated debt agreement.

The subordinated debt is convertible into voting and participating shares of the Corporation upon an event of default by the Corporation under the terms of the related loan agreement, at the discretion of the lender. In the event the lender exercises the conversion privilege as a result of an event of default, the conversion is based on the greater of (i) the book value of the common shares of the Corporation on the basis of the most recent audited consolidated financial statements or, at the lender’s sole discretion, the most recent unaudited consolidated quarterly financial statements of the Corporation, provided that such book value shall not be less than one cent per share, and (ii) the minimum price authorized by the applicable policies of the TSX if the Corporation is listed on such Exchange. The fair value of the long-term debt was established using information for comparative debt instruments and the Corporation concluded that there was no significant equity component.

During the three month period ended March 31, 2014, the Corporation incurred $7,767 (2013 – $23,301) in interest.

	March 31, 2014 $	December 31, 2013 $
Subordinated loan bearing interest at 14% per annum plus additional interest, maturing in 2014 and payable in monthly instalments of $25,000 plus interest	200,000	275,000
Current maturity	(200,000)	(275,000)

	—	—

(b) Non-convertible subordinated debentures

On February 7, 2013, the Corporation closed a private placement debt, selling 30,000 units at a price of $1,000 per unit for aggregate gross proceeds of $30 million. Each unit consisted of (i) $1,000 principal amount of unsecured non-convertible subordinated debentures; and (ii) 48 non-transferable common share purchase warrants (the warrant indenture was subsequently amended to provide for the warrants to be transferable and traded on the TSX). The debentures bear interest at a rate of 7.50% per annum payable semi-annually in arrears on January 31 and July 31 in each year commencing July 31, 2013. Each warrant entitles the holders thereof to acquire one common share of the Corporation at a price per common share equal to $6.25 at any time up to a period ending January 31, 2016.

The Corporation has determined the fair value of the debt component. Then, the proceeds were allocated between the debt and the equity components using the residual method.

During the three month period ended March 31, 2014, the Corporation incurred $886,679 (2013 – nil) in interest.

March 31, 2014 $
Fair Value of Liability component	26,844,352
Fair Value of Equity component	3,155,648
Face Value	30,000,000

Transaction costs	1,831,234

The following table reflects movements recognized during the three month period ended March 31, 2014.

	Face value	Liability component	Equity component
Opening balance (net of transaction costs)	30,000,000	25,205,742	2,963,024
Accretion of liability component (effective interest of 13.60%)	—	1,448,697	—

Balance at March 31, 2014	30,000,000	26,654,439	2,963,024

Non-convertible subordinated debentures repayments over the next two years amount to the following:

$
2015	—
2016	30,000,000

(c) Refinanced senior secured term loan

Cadillac Jack has entered into an agreement for the refinancing of its credit facilities. Under this agreement, Cadillac Jack will have access to term loans in an aggregate principal amount of up to $160 million (the “Credit Facilities”). The Credit Facilities have replaced the existing $110 million non-convertible senior secured term loan secured by Cadillac Jack’s assets that was made available to finance the acquisition of Cadillac Jack by Amaya, as of November 5, 2012 (the “2012 Loan”). The Credit Facilities were used to fully repay the outstanding balance on the 2012 Loan, as well as related fees and expenses and will be used to fund the ongoing working capital and other general corporate purposes of Cadillac Jack. The Credit Facilities bear interest at a rate of LIBOR plus 7.00% with a LIBOR floor of 1.00% per annum payable quarterly commencing March 20, 2014. The Credit Facilities have a term of 4 years from the closing date and are secured by the assets of Cadillac Jack and its subsidiaries. Amaya has provided an unsecured guarantee of the obligations of Cadillac Jack in favour of the lenders. The Credit Facilities have maintenance covenants based on maximum leverage and minimum coverage, for which the Corporation was in compliance with as of March 31, 2014.

During the three month period ended March 31, 2014, the Corporation incurred $3,530,570 (2013 - nil) in interest.

	March 31, 2014 $	December 31, 2013 $
Principal	176,437,800	170,176,000
Transaction costs	(2,086,552)	(1,947,209)
Accretion (effective interest rate of 8.35%)	124,673	12,558
Translation	(3,379)	(63,305)
Current maturity	(1,768,800)	(1,701,760)

	172,703,742	166,476,284

Term loan principal repayments over the next four years amount to the following:

$
2015	1,768,800
2016	1,768,800
2017	1,768,800
2018	171,131,400

(d)	Other long-term debt

Other long-term debt is comprised of a long-term debt in the amount of USD$750,000 bearing interest at 6.0% per annum, repayable in equal semi-annual instalments over a two-year term.

During the three month period ended March 31, 2014, the Corporation incurred $6,312 (2013 – $10,855) in interest.

	March 31, 2014 $	December 31, 2013 $
Loan bearing interest at 6% per annum repayable in equal semi-annual instalments over a two year term	216,663	410,797
Current maturity	(216,663)	(410,797)

	—	—

Cash Flows by Activity

The table below outlines a summary of cash inflows and outflows by activity.

Cash Inflows and (Outflows) by Activity:

	For the three month period ended
	March 31, 2014 $	March 31, 2013 $
Operating activities	1,252,189	7,481,455
Financing activities	(352,238)	23,789,439
Investing activities	23,892,954	(8,389,907)

CASH PROVIDED BY (USED IN) OPERATIONS

The Corporation generated positive cash flows from operating activities for the three-month period ended March 31, 2014. This is primarily attributable to collections of accounts receivable and reduced investment in technical compliance and platform enhancements geared to the US online gaming market. Cash provided from (used for) operating activities for the three-month period ended March 31, 2014 was $1.25 million as compared to $7.48 million for the three-month period ended March 31, 2013. The decrease in cash flow from operating activities in the first quarter of 2014 relative to the first quarter of 2013 was driven by a lower amount of accounts receivable collections.

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES

The cash provided from (used in) financing activities for the three-month period ended March 31, 2014 and March 31, 2013 was $(0.35) million and $23.79 million respectively. During the three-month period ended March 31, 2014, use of cash from financing activities was primarily related to repayment of long-term debt. During the three-month period ended March 31, 2013, cash from financing activities was primarily derived from proceeds of approximately $28.54 million related to issuance of debt partially offset by a share buyback of 660,800 shares.

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES

Cash provided by (used in) investing activities for the three month period ended March 31, 2014 was $23.89 million as compared to $(8.39) million for the three month period ended March 31, 2013. The increase in the three month period ended March 31, 2014 is primarily due to proceeds from the WagerLogic Sale of $52.5 million partially offset primarily by the Diamond Game Acquisition for USD$18 million.

Summary of Significant Accounting Policies

BASIS OF PRESENTATION

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

These consolidated financial statements were prepared on a going concern basis, under the historical cost convention, except for the revaluation of certain financial instruments.

PRINCIPLES OF CONSOLIDATION

A subsidiary is an entity controlled by the Corporation, i.e. the Corporation is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its current ability to direct the entity’s relevant activities (power over the investee).

The existence and effect of substantive potential voting rights that the Corporation has the practical ability to exercise (i.e. substantive rights) are considered when assessing whether the Corporation controls another entity.

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries. A wholly owned subsidiary is an entity over which the Corporation has control, where control is defined as the power to govern financial and operating policies. On consolidation, all significant inter-entity transactions and balances have been eliminated. As at March 31, 2014, the consolidated financial statements included 55 wholly owned subsidiaries.

Upon loss of control of a subsidiary, the Corporation’s profit or loss is calculated as the difference between (i) the fair value of the consideration received and of any investment retained in the former subsidiary and (ii) the previous carrying amount of the assets (including any goodwill) and liabilities of the subsidiary and any non-controlling interests.

ASSOCIATES

Associates are entities over which the Corporation has the power to participate in the financial and operating policy decisions of the entity, but which is not control or joint control. Associates are accounted for using the equity method of accounting.

Under the equity method, the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the investor’s share of comprehensive income of the associate. On acquisition of the investment, any difference between the cost of the investment and the investor’s share of the net fair value of the associate’s identifiable assets, liabilities and contingent liabilities is accounted for in accordance with IFRS 3 Business Combinations. The goodwill (net of any accumulated impairment loss) relating to an investment in an associate is included within the carrying amount of that investment.

The Corporation’s share of its associates’ post-acquisition profits or losses is recognised in the statement of profit or loss, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Distributions received from an investee reduce the carrying amount of the investment.

If the Corporation’s share of losses of an associate equals or exceeds its interest in the associate, the Corporation does not provide for additional losses, unless it has incurred obligations or made payments on behalf of the associate. Profits / losses on Corporation transactions with associates are eliminated to the extent of the Corporation’s interest in the relevant associate.

NON-CURRENT ASSETS HELD FOR SALE

Non-current assets that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets are re-measured at net book value less impairment loss. Assets held for sale are measured at the lower of their carrying amounts or their fair value less costs to sell and are no longer depreciated. Impairment losses on initial classification as held for sale and subsequent gains or losses on re-measurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

REVENUE RECOGNITION

Revenue is recognized when all the following criteria are met:

•	the Corporation has transferred to the buyer the significant risks and rewards;

•	the amount of revenue can be reliably measured;

•	it is probable that the economic benefits associated with the transaction will flow to the Corporation; and

•	the costs incurred or to be incurred in respect of the transaction can be reliably measured.

Multiple-element revenue arrangements

Certain contracts of the Corporation include license fees, training, installation, consulting, maintenance, product support services and periodic upgrades.

Where such agreements exist, the amount of revenue allocated to each element is based upon the relative fair values of the various elements. The fair values of each element are determined based on current market price of each of the elements when sold separately. Revenue is only recognized when, in Management’s judgment, the significant risks and rewards of ownership have been transferred or when the obligation has been fulfilled.

In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenue:

Product Sales

Revenue from product sales is generally recognized when the product is shipped to the customer and when there are no unfulfilled Corporation obligations that affect the customer’s final acceptance of the arrangement. Any cost of warranties and remaining obligations that are inconsequential or perfunctory are accrued when the corresponding revenue is recognized.

Participation arrangements

In contracts that stipulate profit sharing arrangements, revenues are earned based on revenue splits established in the contracts and can vary depending on the contracts. Revenues are recognized when performance has been achieved and collectability is reasonably assured.

Software Licensing

Typically, license fees, including fees from master license agreements, most of which are contingent upon licensee’s customer usage, are calculated as a percentage of each licensee’s level of activity. The percentage is as established in the contracts and can vary depending on the contracts. The Corporation only reports its revenues (as opposed to licensee’s total revenues and deducting licensee’s percentage as a cost). The license fees are recognized on an accrual basis as earned.

Hosted Casino

Revenues from Hosted Casino are recognized as the services are performed, on a daily basis, at the time of the gambling transactions.

Lease revenues

In the course of its normal business the Corporation enters into lease agreements for its gaming equipment.

Assets subject to finance leases are initially recognized at an amount equal to the net investment in the lease, which is the fair value of the asset, or, if lower, the present value of the minimum lease payments. Revenue is recognized on the basis of policy for product sales. Finance income is subsequently recognized over the term of the applicable leases based on the effective interest rate method. Finance income is grouped with the revenues, in the statement of comprehensive income (loss).

Assets under operating leases are included in property and equipment. Lease income from operating leases is recognized on a straight-line basis over the term of the lease and is included in revenues, in the statement of comprehensive income (loss).

TRANSLATION OF FOREIGN OPERATIONS AND FOREIGN CURRENCY TRANSACTIONS

Functional and presentation currency

IAS 21 (‘‘Effects of Changes in Foreign Currency Rates’’) requires entities to consider primary and secondary indicators when determining the functional currency. Primary indicators are closely linked to the primary economic environment in which the entity operates and are given more weight. Secondary indicators provide supporting evidence to determine an entity’s functional currency. Once the functional currency of an entity is determined, it should be used consistently, unless significant changes in economic facts, events and conditions indicate that the functional currency has changed.

A change in functional currency is accounted for prospectively from the date of change by translating all items into the new functional currency using the exchange rate at the date of change.

Based on an analysis of the primary and secondary indicators, the functional currency of each of the group’s entities have been determined. These consolidated financial statements are presented in Canadian dollars, which in the opinion of Management is the most appropriate presentation currency in view of its operations in the global marketplace, user needs and a comparison with its major competitors.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive income (loss).

Group companies

Each foreign operation determines its own functional currency and items included in the financial statements of each foreign operation are measured using that functional currency.

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)	income and expenses for each statement of comprehensive income (loss) are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	all resulting exchange differences are recognized in other comprehensive income (loss).

The following functional currencies are referred to herein below:

Currency Symbol	Currency Description
CAD	Canadian Dollar
USD	United States Dollar
EUR	European Euro
GBP	Pound Sterling
MXN	Mexican Peso
SEK	Swedish Krona

BUSINESS COMBINATION

Business combinations are accounted for using the acquisition method. Under this method, the identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized, regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. On initial recognition, the assets and liabilities of the acquired subsidiary are included in the consolidated statement of financial position at their fair values. Goodwill is recorded when the identifiable intangible assets have been determined. Goodwill is the excess of the fair value of the consideration transferred over the fair value of the Corporation’s share in the acquiree’s net identifiable assets on the date of acquisition. Any excess of the identifiable net assets over the consideration transferred is recognized in income immediately.

The consideration transferred by the Corporation to acquire control of a subsidiary is calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred and equity interests issued by the Corporation, including the fair value of all the assets and liabilities resulting from a contingent consideration arrangement. Acquisition related costs are expensed as incurred.

OPERATING SEGMENTS

The Corporation’s operating segment is organized around the markets it serves and is reported in a manner consistent with the internal reporting provided to the Chairman and Chief Executive Officer, the Corporation’s chief operating decision- maker. An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to transactions with other components of the Corporation. Currently the Corporation has only one operating segment, Diversified Gaming Solutions.

Segmental information is reported in a manner consistent with the internal reporting to the chief operating decision-makers. On the basis that the Group’s activities are operated largely through a common infrastructure and support function the business segment information is not reported below the revenue level. Similarly no measure of segment assets is given due to the highly integrated nature of the Group’s operations.

FINANCIAL INSTRUMENTS

Financial assets

Financial assets are initially recognized at fair value and are classified either as “fair value through profit and loss”; “available-for-sale”; “held-to-maturity”; or “loans and receivables”. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Fair Value through Profit or Loss

Financial assets at fair value through profit or loss are financial assets held-for-trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by Management. Financial assets classified at fair value through profit or loss are measured at fair value, with the realized and unrealized changes in fair value recognized each reporting period on the consolidated statement of comprehensive income (loss). No financial assets are classified as fair value through profit or loss.

Available-for-sale

Available-for-sale assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in other non-current financial assets unless Management intends to dispose of the investment within twelve months of the consolidated statements of financial position date. Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income (loss), except for investments in equity instruments that do not have a quoted market price in an active market which are measured at cost. Interest on available-for-sale assets is calculated using the effective interest rate method and is recognized in the net loss. When a decline in fair value is determined to be other-than-temporary, the cumulative loss included in accumulated other comprehensive income (loss) is removed and recognized in the consolidated statement of comprehensive income (loss). Gains and losses realized on disposal of available-for-sale securities are recognized in the statement of comprehensive income (loss).

Held-to-maturity and loans and receivables

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the intention and ability to hold to maturity. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than twelve months after the consolidated statements of financial position date, which are classified as non-current assets. Financial instruments classified as held-to-maturity and loans and receivables are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method. No financial assets are held-to- maturity. Cash and cash equivalents, restricted cash, receivable under finance lease, accounts receivable are classified as loans and receivables.

Impairment

At the end of each reporting period, the Corporation assesses whether a financial asset or a group of financial assets, other than those classified as fair value through profit and loss, is impaired. If there is objective evidence that impairment exists, the loss is recognized in the consolidated statements of comprehensive income (loss). The impairment loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statement of comprehensive income (loss).

Financial Liabilities

Financial liabilities are classified as either “financial liabilities at fair value through profit or loss”, or “other financial liabilities”. Financial liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method for liabilities that are not hedged and fair value for liabilities that are hedged. All financial liabilities are classified as other liabilities.

Transaction costs

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities that are classified as “Through Profit or Loss”) are added to or deducted from the fair value of the financial instrument on initial recognition. These costs are expensed to “interest” on the consolidated statement of comprehensive income (loss) over the term of the related financial asset or financial liability using the effective interest method. When a debt facility is retired by the Corporation, any remaining balance of related debt transaction costs is expensed to “interest” on the consolidated statement of comprehensive income (loss) in the period that the debt facility is retired. Transactions costs related to financial instruments at fair value through profit or loss are expensed when incurred.

Compound Financial Instruments

The Corporation’s compound financial instruments comprise of its non-convertible subordinated debentures that entitle the holder to receive a unit composed of one non-convertible debenture and 48 warrants. As a result the instrument is composed of one liability component and one equity component for the warrants. The liability component of the non-convertible debentures is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The Corporation has determined the fair value of the liability component. Then, the proceeds were allocated between the liability and the equity components using the residual method. Any directly attributable transaction costs are allocated to the liability and the warrants in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of the convertible debentures is measured at amortized cost using the effective interest method. The warrants are not re-measured subsequent to initial recognition.

Embedded derivatives

Derivatives may be embedded in other financial and non-financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held-for-trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in the consolidated statement of comprehensive income (loss). The Corporation has no embedded derivatives.

Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation (working closely with external qualified valuers) using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g. by use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the issuer’s specific circumstances). Inputs used are consistent with the characteristics of the asset / liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the statement of financial position at fair value, the inputs used in measuring fair values are classified in the following levels in the fair value hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognised by the Corporation at the end of the reporting period during which the change occurred.

Comprehensive income (loss)

Comprehensive income (loss) is composed of the Corporation’s net earnings (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized effect of foreign currency translation of foreign operations net of income taxes. The components of comprehensive income (loss) are presented in the consolidated statements of changes in equity.

RESEARCH AND DEVELOPMENT INVESTMENT TAX CREDITS

The Corporation claims research and development investment tax credits as a result of incurring scientific research and experimental development expenditures. Research and development investment tax credits are recognized when the related expenditures are incurred, and there is reasonable assurance of their realization. Investment tax credits are accounted for by the cost reduction method, whereby the amounts of tax credits are applied as a reduction of the cost of the deferred development costs.

INVENTORY VALUATION

Inventories are priced at the lower of cost or net realizable value. Cost is determined on a weighted average basis. The cost of inventories comprises all costs of purchase and other costs incurred in bringing the inventory to its present location and condition. Raw materials and purchased finished goods are valued at purchase cost. Net realizable value represents the estimated selling price for inventory less all estimated costs necessary to make the sale.

PREPAID EXPENSES AND DEPOSITS

Prepaid expenses and deposits consist of amounts paid in advance or deposits made for which the Corporation will receive goods or services within the next normal operating cycle.

PROPERTY AND EQUIPMENT

Property and equipment which have a finite life are recorded at cost less accumulated depreciation and impairment losses. Depreciation is expensed from the month the corresponding assets are available for use over the estimated useful lives at the following rates, which are intended to reduce the carrying value to the estimated residual value:

Revenue-producing assets	Declining balance	20%
Machinery and equipment	Declining balance	20%
Furniture and fixtures	Declining balance	20%
Computer equipment	Declining balance	20%

INTANGIBLE ASSETS

Software	Declining balance	20%
Licenses	Straight-line	Over the term of licenses
Placement fee	Straight-line	Over the term of lease

ACQUISITION-RELATED INTANGIBLES

Software Technology	Straight-line	5 years
Customer Relationships	Straight-line	15 years

The depreciation method, useful life and residual values are assessed annually and the assets are tested for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated amortization are removed from the accounts and any gain or loss is reflected in earnings. Expenditures for repairs and maintenance are expensed as incurred.

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment at least annually or more frequently if circumstances such as significant declines in expected sales, earnings or cash flows indicate that it is more likely than not that the asset might be impaired.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Development costs, which have probable future economic benefit, can be clearly defined and measured, and are incurred for the development of new products or technologies, are capitalized. These development costs net of related research and development investment tax credits are not amortized until the products or technologies are commercialized, at which time, they are amortized over the estimated life of the commercial production.

The amortization method and the life of the commercial production are assessed annually and the assets are tested for impairment.

IMPAIRMENT OF NON-CURRENT ASSETS

At the end of each reporting period, the carrying amounts of property and equipment and intangible assets with finite useful lives are assessed to determine if there is any evidence that an asset is impaired. If there is such evidence, the recoverable amount of the asset is estimated. The recoverable amount of intangible assets with indefinite useful lives or those are not ready for use is estimated on the same date each year.

The recoverable amount of an asset or a cash generating unit is the higher of value-in-use and fair value less costs to sell.

Assets that cannot be tested individually for the impairment test are grouped into the smallest group of assets that generates cash inflows through continued use that are largely independent of the cash inflows from other assets or groups of assets (“cash-generating unit” or “CGU”). For the impairment test of goodwill, goodwill has been allocated to one group of CGUs, so that the level at which the impairment is tested represents the lowest level at which Management monitors goodwill for internal Management purposes, in accordance with operating segment. Goodwill acquired in a business combination is allocated to the group of CGUs that is expected to benefit from synergies of the related business combination.

The Corporation’s corporate assets do not generate separate cash flows. If there is evidence that a corporate asset is impaired, the recoverable amount is determined for the CGU to which the corporate asset belongs. Impairments are recorded when the carrying amount of an asset or its CGU is higher than its recoverable amount. Impairment charges are recognized in income or loss.

Impairment losses recognized for a CGU (or group of CGU) first reduce the carrying amount of any goodwill allocated to that CGU and then reduce the carrying amounts of the other assets of the CGU (or group of CGU) pro rata on the basis of the carrying amount of each asset in the CGU (or group of CGU).

An impairment loss recognized for goodwill may not be reversed. On each reporting date, the Corporation assesses if there is an indication that impairment losses recognized in previous periods for other assets have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The increased carrying amount of an asset attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized.

TAXATION

Income tax expense represents the sum of current and deferred taxes. Current and deferred taxes are recognized in the consolidated statement of comprehensive income (loss), except to the extent it relates to items recognized in other comprehensive income (loss) or directly in equity.

Current tax

The tax currently payable is based on taxable income for the year. Taxable income differs from earnings as reported in the consolidated statements of comprehensive income (loss) because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Corporation’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting earnings.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Corporation is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Corporation expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Corporation intends to settle its current tax assets and liabilities on a net basis.

STOCK-BASED COMPENSATION

The Corporation has one share option plan and accounts for grants under this plan in accordance with the fair value-based method of accounting for stock-based compensation. Compensation expense for equity settled stock options awarded to employees under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized using the graded vesting method over the vesting period of the options granted. Compensation expense recognized is adjusted to reflect the number of options that has been estimated by Management for which conditions attaching to service will be fulfilled as of the grant date until the vesting date so that the ultimately recognize expense corresponds to the options that have actually vested. The compensation expense credit is attributed to contributed surplus when the expense is recognized in income or loss. When options are exercised or shares are purchased, any consideration received from employees as well as the related compensation cost recorded as contributed surplus are credited to share capital.

Non-employee equity-settled share-based payments are measured at the fair value of the goods and services received, except where that fair value cannot be estimated reliably. If the fair value cannot be measured reliably, non-employee equity-settled share-based payments are measured at the fair value of the equity instrument granted, measured at the date the entity obtains the goods or the counterparty renders the service. The Corporation subsequently measures non-employee equity- settled share-based payments at each vesting period and settlement date, with any changes in fair value recognized in the consolidated statement of comprehensive income (loss). Stock-based compensation expense is recognized over the contract life of the options or the option settlement date, whichever is earlier.

EARNINGS PER SHARE

Basic earnings per common share are computed by dividing the earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the treasury stock method by dividing the earnings for the period applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

Dilutive earnings per share comprise of employee share-based compensation and broker warrants.

LEASES

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the arrangement conveys a right to use the asset. When substantially all risks and rewards of ownership are transferred from the lessor to the lessee, lease transactions are accounted for as finance leases. All other leases are accounted for as operating leases.

Corporation is the lessee

Leases of assets classified as finance leases are presented in the consolidated statements of financial position according to their nature. The interest element of the lease payment is recognized over the term of the lease based on the effective interest rate method and is included in financial expense, in the statement of comprehensive income (loss).

Payments made under operating leases are recognized in the consolidated statement of comprehensive income (loss) on a straight-line basis over the term of the lease.

PROVISIONS

Provisions represent liabilities to the Corporation for which the amount or timing is uncertain. Provisions are recognized when the Corporation has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized in “interest” on the consolidated statement of comprehensive income (loss). Provisions are not recognized for future operating losses.

Provision for jackpot

Several of the Corporation’s licensees participate in progressive jackpot games. Each time a progressive jackpot game is played, a portion of the amount wagered by the player is contributed to the jackpot for that specific game or group of games. Once a jackpot is won, the progressive jackpot is reset with a predetermined base amount. The Corporation maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played. The provision for jackpots at the reporting date is included in provisions (see note 19). The provision is sufficient to cover the full amount of any required payout.

Contingent consideration

The acquisition of Ongame includes contingent consideration of up to €10 million which will become payable by Amaya if there is regulated online gaming in the United States within five years of completion of the acquisition. The Corporation has estimated the contingent consideration to be approximately €4 million ($6.09 million CAD), of which (i) €0.67 million ($1.02 million CAD) is recorded in Provisions (see note 19); (ii) €0.66 million ($1.01 million CAD) is recorded in accounts payable and accrued liabilities; and (iii) €2.67 million ($4.06 million CAD) was paid.

Provision for minimum revenue guarantee

The sale of WagerLogic Ltd. includes a minimum revenue guarantee agreement pursuant to which the vendor, in the first two years following the closing, may pay cash consideration if certain revenue targets are not achieved by the InterCasino Business. The Corporation has estimated a provision for the minimum revenue guarantee to be approximately USD$10.00 million ($11.05 million CAD), of which (i) USD$7.65 million ($8.46 million CAD) is recorded in Provisions (see note 19); (ii) (ii) USD $2.35 million ($2.59 million CAD) is recorded in accounts payable and accrued liabilities.

ROYALTIES

The Corporation licenses various royalty rights from several owners of intellectual property rights. These rights are used to produce games for use in Hosted Casino and Branded Games. Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments in the consolidated statements of financial position. These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount. The amortization of these amounts is recorded as royalty expense.

The Corporation regularly reviews its estimates of future revenues under its license arrangements.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires Management to make estimates and assumptions that can have a significant effect on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Estimates and judgments are significant when:

•	the outcome is highly uncertain at the time the estimates are made; or

•	different estimates or judgments could reasonably have been used that would have had a material impact on the consolidated financial statements.

The consolidated financial statements include estimates based on currently available information and Management’s judgment as to the outcome of future conditions and circumstances. Management uses historical experience, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates.

Estimates and their underlying assumptions are reviewed on a regular basis and the effects of any changes are recognized immediately. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from the estimates and assumptions.

The following areas require Management’s most critical estimates and judgments.

ESTIMATES

Goodwill

The recoverable amount of the operating segment, representing the group of CGUs to which goodwill is allocated, is based on the higher of fair value less costs to sell and value in use. The recoverable amount was calculated as at March 31, 2014, based on fair value less costs to sell. The fair value less cost to sell is the amount for which the CGU could be exchanged between knowledgeable willing parties in an arm’s length transaction, less cost to sell. Management undertakes an assessment of relevant market data, which is the market capitalization of the Corporation and in addition uses a discounted cash flow model. Estimated future cash flows for the first five years were based on the budget and strategic plans. A growth rate of 2.5% was applied to the last year of the strategic plan to derive estimated cash flows beyond the initial five-year period. The post-tax discount rate is also a key estimate in the discounted cash flow model and is based on a representative weighted average cost of capital. The pre-tax discount rate used to calculate the recoverable amount as at March 31, 2014, was 12.00%. As at March 31, 2014, there was no need for impairment.

Impairment of other long-lived assets

The determination of other long-lived asset impairment requires significant estimates and assumptions to determine the recoverable amount of an asset and/or CGU, wherein the recoverable amount is the higher of fair value less costs to sell and value in use. The value in use method involves estimating the net present value of future cash flows derived from the use of the asset and/or CGU, discounted at an appropriate rate.

The key assumptions utilized in the determination of future cash flows represent Management’s best estimate of the range of economic conditions relating to the CGU, and are based on historical experience, economic trends, and communications with other key stakeholders of the Corporation. These key assumptions include the revenue growth rate, EBITDA1 margin as a percentage of revenues, capital expenditures as a percentage of revenues, and the inflation growth rate. Significant changes in the key assumptions utilized in the determination of future cash flows could result in an impairment charge or reversal of an impairment loss. As at March 31, 2014 and March 31, 2013, there was no need for an impairment charge.

Stock-based compensation and warrants

The Corporation estimates the expense related to stock-based compensation and the value of warrants using the Black-Scholes valuation model. The model takes into account Management’s best estimate of the exercise price of the stock option/warrant, an estimate of the expected life of the option/warrant, the current price of the underlying stock, an estimate of the stock’s/warrant’s volatility, an estimate of future dividends on the underlying stock/warrant, the risk-free rate of return expected for an instrument with a term equal to the expected life of the option/warrant, and the expected forfeiture rate of stock options granted (see note 24).

Inventory write-down

Periodical reviews of the inventory are performed for excess inventory, obsolescence and declines in net realizable value below cost and allowances are recorded against the inventory balance for any such declines. The Corporation writes down the value of ending inventory for obsolete and unmarketable inventory equal to the difference between the cost of inventory and the net realizable value. These reviews require Management to estimate future demand for products and evaluate market conditions. Possible changes in these estimates could result in a write-down of inventory. If actual market conditions are less favourable than those projected, additional inventory write-downs may be required.

Research and development investment tax credits

Management has made a number of estimates and assumptions in determining the expenditures eligible for the research and development investment tax credit claim. Tax credits are available based on eligible research and development expenses consisting of direct expenditures and including a reasonable allocation of overhead expenses. It is possible that the allowed amount of the research and development investment tax credit claim could be materially different from the recorded amount upon assessment by the Canada Revenue Agency, the Minister of Revenue of Quebec and Alberta Finance.

Income taxes

Deferred tax assets and liabilities are due to temporary differences between the carrying amount for accounting purposes and the tax basis of certain assets and liabilities, as well as undeducted tax losses. Estimation is required for the timing of the reversal of these temporary differences and the tax rate applied. The carrying amounts of assets and liabilities are based on amounts recorded in the financial statements and are subject to the accounting estimates inherent in those balances. The tax basis of assets and liabilities and the amount of undeducted tax losses are based on the applicable income tax legislation, regulations and interpretations. The timing of the reversal of the temporary differences and the timing of deduction of tax losses are based on estimations of the Corporation’s future financial results.

The Corporation recognizes an income tax expense in each of the jurisdictions in which it operates. However, actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occur subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income.

[1]	EBITDA as defined by the Corporation means earnings before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs, and non-controlling interests. EBITDA is a non-IFRS measure.

The assessment is based upon enacted or substantively enacted tax laws and estimates of future taxable income. To the extent estimates differ from the actual amounts determined when preparing the final tax returns, earnings would be affected in a subsequent period. As at March 31, 2014 a valuation allowance of $4,829,460 (2013 – $4,067,955) was recorded.

Changes in the expected operating results, enacted tax rates, legislation or regulations, and the Corporation’s interpretations of income tax legislation, will result in adjustments to the expectations of future timing difference reversals, and may require material deferred tax adjustments. To the extent that forecasts differ from actual results, adjustments are recognized in subsequent periods.

Contingent consideration

The acquisition of Ongame includes contingent consideration of up to €10 million which will become payable by Amaya if there is regulated online gaming in the United States within five years of completion of the acquisition. The Corporation has estimated the contingent consideration to be approximately €4 million ($6.09 million CAD), of which (i) €0.67 million ($1.02 million CAD) is recorded in Provisions (see note 19); (ii) €0.66 million ($1.01 million CAD) is recorded in accounts payable and accrued liabilities; and (iii) €2.67 million ($4.06 million CAD) was paid.

Provision for minimum revenue guarantee

The sale of WagerLogic Ltd. includes a minimum revenue guarantee agreement pursuant to which the vendor, in the first two years following the closing, may pay cash consideration if certain revenue targets are not achieved by the InterCasino Business. The Corporation has estimated a provision for the minimum revenue guarantee to be approximately USD$10.00 million ($11.05 million CAD), of which (i) USD$7.65 million ($8.46 million CAD) is recorded in Provisions (see note 19); (ii) (ii) USD $2.35 million ($2.59 million CAD) is recorded in accounts payable and accrued liabilities.

JUDGMENTS

Finance leases

Judgement is required in the initial classification of leases as either operating leases or finance leases and, in respect of finance leases, determining the appropriate discount rate implicit in the lease to discount minimum lease payments. The useful life of the leased property is determined by Management at the inception of the lease. The useful life is based on historical experience with similar products as well as anticipation of future events, which may impact their useful economic life, such as changes in technology. The estimated fair values established at lease inception is periodically reviewed to determine if values are realizable, which depends on the credit risk of the lessee, market conditions and other subjective and qualitative factors.

Deferred Development Costs

Amounts capitalized include the total cost of any external products or services and labour costs directly attributable to development. Management’s judgement is involved in determining the appropriate internal costs to capital i.e. The useful life represents Management’s view of the expected period over which the Corporation will receive benefits from the software based on historical experience with similar products as well as anticipation of future events, which may impact their useful economic life, such as changes in technology.

Estimated useful lives of long-lived assets

Judgment is used to estimate each component of an asset’s useful life and is based on an analysis of all pertinent factors including, but not limited to, the expected use of the asset and in the case of an intangible asset, contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost, and renewal history. If the estimated useful lives were incorrect, this could result in an increase or decrease in the annual amortization expense, and future impairment charges.

Change in Accounting Policies

Interests in Other Entities

The Corporation have adopted the following five standards applying to interests in other entities as at January 1, 2013:

IFRS 10, Consolidated Financial Statements;

IFRS 11, Joint Arrangements;

IFRS 12, Disclosure of Interests in Other Entities;

IAS 27, Separate Financial Statements (as amended in 2011); and

IAS 28, Investments in Associates and Joint Ventures (as amended in 2011).

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 11 is intended to provide for a more realistic reflection of joint arrangements by focusing on the contractual rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by establishing principles that are applicable to the accounting for all joint arrangements.

IFRS 12 is a new standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles, and other off-balance-sheet vehicles.

The IASB also issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10, Consolidated Financial Statements and also provide additional transition relief in IFRS 10, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities.

IAS 27, as amended in 2011, contains accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when an entity prepares separate financial statements. The standard requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9, Financial Instruments.

IAS 28, as amended in 2011, prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

The adoption of these new IFRS pronouncements had no material impact on the measurement of the consolidated financial statements. However, application of IFRS 12 has resulted in more extensive disclosures in the consolidated financial statements.

IFRS 13, Fair Value Measurement

The Corporation adopted IFRS 13, Fair Value Measurement (“IFRS 13”) with prospective application from January 1, 2013. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements.

IFRS 13 defined fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value.

The adoption of IFRS 13 did not have an effect on our consolidated financial statements for the current period. The disclosure requirements of IFRS 13 are incorporated in the consolidated financial statements. This includes disclosures about fair values of financial assets and liabilities measured on a recurring basis and non-financial financial assets and liabilities measured on a non-recurring basis. Disclosures about assumptions used in calculating the fair value of assets classified as held for sale are included in the consolidated financial statements (note 11).

IAS 1, Presentation of Financial Statements

The Corporation adopted the amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) on January 1, 2013, with retrospective application. The amendments to IAS 1 require companies preparing financial statements under IFRS to group items within other comprehensive income that may be reclassified to profit and loss and those that will not be reclassified. Since there are is only one other comprehensive income item within our statement of comprehensive income (loss), there is no net impact on the presentation of our statement of comprehensive income (loss).

Recent Accounting Pronouncements

OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES (AMENDMENTS TO IAS 32)

Effective for annual periods beginning on or after January 1, 2014, on a retrospective basis. Early application is permitted. If an entity applies this amendment earlier than required, it shall disclose that fact and shall also make the disclosures required by Disclosures—Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) issued in December 2011.

The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

RECOVERABLE AMOUNT DISCLOSURES FOR NON-FINANCIAL ASSETS: AMENDMENTS TO IAS 36

The IASB has published Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36). These narrow-scope amendments to IAS 36, Impairment of Assets, address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

The amendments are to be applied retrospectively for annual periods beginning on or after January 1, 2014. Earlier application is permitted for periods when the entity has already applied IFRS 13.

IFRS 9, FINANCIAL INSTRUMENTS

The IASB issued the chapters of IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets.

The IASB also issued additions to IFRS 9 to address the problem of volatility in profit or loss arising from an issuer choosing to measure its own debt at fair value (i.e., the “own credit” problem). With the new requirements, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to change in the entity’s own credit risk in the other comprehensive income section of the income statement (no longer recognized in profit or loss). Entities are allowed to apply this change before applying any of the other requirements in IFRS 9.

The IASB also published a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The new model represents a substantial overhaul of hedge accounting that will enable entities to better reflect their risk management activities in their financial statements. The most significant improvements apply to those that hedge non-financial risk. As a result of these changes, users of the financial statements will be provided with better information about risk management and about the effect of hedge accounting on the financial statements.

Because the impairment phase of the IFRS 9 project has not yet been completed, the IASB decided to temporarily remove the mandatory effective date of IFRS 9 while continuing to make it available for earlier application. The hedge accounting chapter of IFRS 9 will not however be available for earlier application by those entities reporting under Canadian GAAP until the necessary due process, translation and publication processes have been completed by the AcSB

Off Balance Sheet Arrangements

The Corporation’s commitments under lease agreements for premises, hardware support contracts, and purchase obligations aggregate to approximately $21,179,000. The minimum annual payments are as follows:

$
Within one year	11,075,000
Later than one year but not later than 5 years	9,991,000
More than 5 years	113,000

OUTSTANDING SHARE DATA

As at May 15, 2014, the Corporation had a total of 94,205,770 common shares issued and outstanding, 5,626,392 options issued under the Corporation’s stock option plan, and 6,589,470 share purchase warrants issued and outstanding.

BUSINESS RISKS AND UNCERTAINTIES

The Corporation operates in a rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond Amaya’s control and which could have a material effect on Amaya’s business, revenue, operating results and financial condition.

Each of these risk factors could materially adversely affect the Corporation’s business, revenue, operating results and financial condition, as well as materially adversely affect the value of an investment in the securities of the Corporation.

The Corporation’s current principal risks and uncertainties as identified by Management are described below:

•	The manufacture and distribution of gaming solutions is subject to extensive scrutiny and regulation at all levels of government;

•	Online, social, casual and mobile gaming is a relatively new industry that continues to evolve. The success of this industry and Amaya’s online business will be affected by future developments in social networks, mobile platforms, legal or regulatory developments which are beyond Amaya’s control;

•	The Corporation and its licensees are subject to applicable laws in the jurisdictions in which they operate and future legislative and court decisions may have a material impact on operations and financial results;

•	The Corporation’s Native American tribal customers that operate Class II games under the IGRA are subject to regulation by the NIGC. Any changes in regulations could cause the Corporation to modify its Class II games to comply with the new regulations, which may result in the Corporation’s products becoming less competitive;

•	Any license, permit, approval or finding of suitability may be revoked, suspended or conditioned at any time. The loss of a license in one jurisdiction could trigger the loss of a license or affect Amaya’s eligibility for a license in another jurisdiction;

•	There are significant barriers to entry to the market for the Corporation’s solutions and if the Corporation is unable to overcome the barriers to entry, it will materially affect its results of operations and future prospects;

•	There is intense competition amongst gaming solution providers. If the Corporation is unable to obtain significant early market presence or it loses market share to its competitors, it will materially affect its results of operations and future prospects;

•	The ability of the Corporation to complete announced acquisitions and divestitures. The risks associated with these acquisitions and divestitures could have a material adverse effect upon the Corporation’s business, financial condition and operating results;

•	The markets for the Corporation’s solutions are characterized by rapidly changing technology, evolving industry standards and increasingly sophisticated customer requirements. The Corporation’s inability to develop solutions that are competitive in technology and price and that meet customer needs could have a material adverse effect on the Corporation’s business, financial condition and results of operations;

•	A significant portion of Amaya’s operations are conducted in foreign jurisdictions. As such, Amaya’s operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within the control of Amaya;

•	The Corporation holds patents, trademarks and other intellectual property rights. The Corporation has also applied for patent protection in the United States, Canada and Europe, relating to certain existing and proposed processes, designs and methods. If the Corporation is denied any or all of these patents, it may not be able to successfully prevent its competitors from imitating its solutions or using some or all of the processes that are the subject of such patent applications;

•	The sales cycle for the Corporation’s products and services is variable, typically ranging from between a few weeks to several months and in some cases even longer, from the point of initial contact with a potential customer to the actual completion of a sale. If any events were to occur that affect the timing of the order, the sales of the Corporation’s solutions or services may be cancelled or delayed, which would reduce the Corporation’s revenue;

•	The Corporation depends on the services of its executive officers as well as its key technical, sales, marketing and management personnel. The loss of any of these key persons could have a material adverse effect on the Corporation’s business, results of operations and financial condition;

•	The Corporation’s solutions are complex and, accordingly, they may contain defects or errors, particularly when first introduced or as new versions are released. Defects and errors in the Corporation’s solutions could materially and adversely affect the Corporation’s reputation, result in significant costs to it, delay planned release dates and impair its ability to sell its products in the future;

•	The Corporation incorporates security features into the design of its gaming machines and other systems which are designed to prevent the Corporation and its customers from being defrauded. If the Corporation’s security systems fail to prevent fraud, the Corporation’s operating results could be adversely affected;

•	A substantial portion of the Corporation’s revenue is earned in U.S. dollars and Euros, but a substantial portion of the Corporation’s operating expenses are incurred in Canadian and U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar, the Euro and other currencies, such as the Canadian dollar, may have a material adverse effect on the Corporation’s business, financial condition and operating results;

•	The Corporation has experienced and expects to continue to experience rapid growth in the Corporation’s headcount and operations, placing significant demands on its operational and financial infrastructure. If the Corporation does not effectively manage its growth, its ability to develop and market its solutions could suffer, which could negatively affect its operating results;

•	Contract awards by lottery authorities are sometimes challenged by unsuccessful bidders, which can result in costly and protracted legal proceedings that can result in delayed implementation or cancellation of the award. Further, there can be no assurance that the current contracts of Amaya will be extended or that Amaya will be awarded new contracts as a result of competitive bidding processes in the future;

•	Some of the Corporation’s licensees rely on Internet service providers to allow the Corporation’s licensees’ customers and servers to communicate with each other. If Internet service providers experience service interruptions, communications over the Internet may be interrupted and impair the Corporation’s ability to carry on business. Further, there can be no assurance that the Internet infrastructure or the Corporation’s own network systems will continue to be able to meet the demand placed on it by the continued growth of the Internet, the overall online gaming industry or of the Corporation’s customers;

•	Any disruption in the Corporation’s network or telecommunications services could affect the Corporation’s ability to operate its games or financial systems, which would result in reduced revenues and customer down time;

•	In addition to regulations pertaining to the gaming industry in general and specifically to online gaming, the Corporation may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. These laws could have a material adverse effect on Amaya’s business, revenues, operating results and financial condition;

•	The Corporation’s ability to make scheduled payments on or to refinance its debt obligations and to make distributions to enable it to service its debt obligations depends on its financial and operating performance. If the Corporation’s cash flows and capital resources are insufficient to fund its debt service obligations, it may be forced to reduce or delay activities and capital expenditures, sell assets, seek additional capital, or restructure or refinance its indebtedness;

•	As a supplier of gaming solutions, the Corporation must continually offer themes and products that appeal to gaming operators and players. The Corporation’s success depends in part on unpredictable and volatile factors that are beyond its control, such as customer preferences, competing games, travel activity and the availability of other entertainment activities;

•	The Corporation is heavily dependent on the gaming industry. A decline in demand for the Corporation’s products in the gaming industry could adversely affect its business;

•	From time to time, Amaya may be subject to litigation claims through the ordinary course of its business operations which could result in substantial costs and diversion of Amaya’s resources. This could cause a material adverse effect on its business, financial condition and results of operations;

A more comprehensive list of the risks and uncertainties affecting Amaya can be found in its most recent Annual Information Form filed with the Canadian Securities Regulatory Authorities at www.sedar.com, and investors are urged to consult such risk factors.

Cautionary Note Regarding Forward Looking Statements

Certain statements contained or incorporated by reference herein constitute forward-looking statements under Canadian securities legislation. These statements relate to future events or the Corporation’s future performance, business prospects or opportunities and product development. All such statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements contained or incorporated by reference herein should not be unduly relied upon. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained or incorporated by reference in this document.

These forward-looking statements involve risks and uncertainties relating to, among other things, the Corporation’s limited operating history, the heavily regulated industry, the significant barriers to entry to the market for the Corporation’s solutions, competition issues, the possibility that the Corporation be unable to complete future acquisitions and integrate those businesses successfully, , the impact of change in regulations or industry standards, international operations and risks of foreign operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the risk factors described in this document as well as the Corporation’s other publicly disclosed documents.

Further Information

Additional information on the Corporation, including the Annual Information Form, may be obtained on SEDAR at www.sedar.com.

Montreal, Quebec

May 15, 2014

(Signed) “Daniel Sebag”
Daniel Sebag, CPA, CA
Chief Financial Officer

AMAYA

INTERACTIVE • LAND-BASED • LOTTERY

AMAYA HEADQUARTERS:

7600 Trans Canada Hwy
Pointe-Claire, Quebec
H9R 1C8 Canada

Tel: +1 514 744 3122
Toll Free: 1 866 744 3122
Fax: +1 514 744 5144

amayagaming.com